UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Golub Capital BDC LLC

Address of Principal Business Office:	150 South Wacker Drive, Suite 800, Chicago, Illinois 60606

Telephone Number:	(312) 205-5050

Name and address of agent for service of process:	David B. Golub Golub Capital BDC LLC 150 South Wacker Drive, Suite 800 Chicago, Illinois 60606

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/(7) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 20th day of November, 2009.
.

Golub Capital BDC LLC
/s/ David B. Golub
Name:	David B. Golub
Title:	Chief Executive Officer

Attest:	/s/ Sean Coleman
Name: Sean Coleman
Title: Authorized Officer